November 25, 2015

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NorthStar Global Corporate Income Fund-T –

Form N-2 Registration Statement

Dear Sir/Madam:

On behalf of NorthStar Global Corporate Income Fund-T (the “Fund”), we are transmitting herewith for filing under the Securities Act of 1933, as amended, the Fund’s initial registration statement on Form N-2 (the “Registration Statement”).

If you have any questions or comments regarding the Registration Statement, please do not hesitate to contact me at (202) 383-0472 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Cynthia R. Beyea

Cynthia R. Beyea